CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 8, 2005

i-CABLE Communications Limited

(Translation of registrant’s name into English)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

i-CABLE Communications Limited is furnishing under cover of Form 6-K an announcement dated April 7, 2005, regarding a continuing connected transaction.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

CONTINUING CONNECTED TRANSACTION

An agreement was entered into on 7th April, 2005 between three parties, namely, HKC and iWL, both wholly-owned subsidiaries of i-CABLE, and WTT, a wholly-owned subsidiary of Wharf, whereby the parties agreed to mutually appoint each other as their non-exclusive sales and servicing agent upon the terms and conditions therein contained.

As i-CABLE is a 67%-owned subsidiary of Wharf, the Agreement constitutes a continuing connected transaction for i-CABLE under the Listing Rules.

Since the total annual service fees under the Agreement payable or receivable by the i-CABLE group are expected to be less than 2.5% of the applicable percentage ratios of i-CABLE under the Listing Rules, no independent shareholders’ approval is required. Particulars of the Agreement will be included in the annual report and accounts of i-CABLE of each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

INTRODUCTION

On 7th April, 2005, an agreement (the “Agreement”) was entered into between three parties, namely, Hong Kong Cable Television Limited (“HKC”) and i-CABLE WebServe Limited (“iWL”), both wholly-owned subsidiaries of i-CABLE Communications Limited (“i-CABLE”, together with its subsidiaries the “i-CABLE Group”), and also Wharf T&T Limited (“WTT”), a wholly-owned subsidiary of The Wharf (Holdings) Limited (“Wharf”, together with its subsidiaries the “Wharf Group”). Under the Agreement, the parties agreed to mutually appoint each other as their sales and servicing agent for one or more service plans (“Service Plans”) as the parties may from time to time decide to offer. Such Service Plans may comprise one or more of the parties’ respective services, including for the time being pay TV, broadband Internet and telephony services (together, the “Services”).

PARTICULARS OF THE AGREEMENT

Date:	7th April, 2005

Parties:	HKC; iWL and WTT.

Term:	Thirty-three months commencing from 1st April, 2005

Service Plans:	The Service Plans comprising one or more of the Services will be offered for subscription upon such terms and fees as the parties may from time to time decide. For each Service Plan, the parties will share the subscription fees payable by subscribers proportionately according to the ratio of their respective average monthly revenue of the particular type of new subscription agreements (but excluding subscription agreements for the Service Plans) that a party has solicited in the previous quarter. Each party’s share of subscription fees represents the service fees payable by the subscriber to that party for the Services offered by it under the subscription agreement. No consideration will be receivable or payable by a party to or from the other two parties under the Agreement except the service fees for the agency services set out below.

Agency Service:	Each of the parties will act as the other parties’ non-exclusive sales and servicing agent for the Service Plans. The services to be provided by a party, acting in the capacity as the sales and servicing agent, to the others include the marketing and solicitation of subscriptions; order provision and installation and the provision of billing and first tier customer support services to subscribers.

Service fee:	For each subscription agreement for the Service Plans solicited by a party for the others, the other parties (whose Services form part of the Service Plans) will each pay to the soliciting party a one-off payment of HK$120 in the month of sale and a monthly sum of HK$20 for the contractual term of the relevant subscription contract, or in the absence of which, a period of 12 months. The said service fee may from time to time be negotiated and varied by the parties on an arm’s length basis having regard to the then prevailing market conditions and the necessary resources which the parties are required to commit to the said agency services.

Annual Cap:	The parties have estimated that the total aggregate annual service fees payable by WTT to, or receivable by WTT from, HKC and iWL under the Agreement will not exceed an amount ranging from HK$33.1 million to HK$50 million, such amounts being determined, or estimated on an upside scenario, by reference to, inter alia, previous sales figures which were recorded by the i-CABLE Group and WTT or the Wharf Group in recent years and reflected in their respective published information. The parties have thus agreed that the aggregate annual service fees payable or receivable, whichever is the higher, by WTT to or from (as the case may be) HKC and iWL under the Agreement for each of the years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 must not exceed HK$33.1 million, HK$47 million and HK$50 million respectively (the “Annual Cap(s)”).

REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT

The principal business activities of the i-CABLE Group are the ownership and operation of advanced broadband distribution infrastructure, creation of multimedia contents and the provision of television and Internet services. WTT, a fixed telecommunications network operator in Hong Kong, is a member of the Wharf Group whose principal activities are ownership of properties for letting, property development and investment, container terminals and communications, media and entertainment.

The three parties believe the Agreement will enable each of them to leverage their marketing and sales infrastructure to increase sale acquisition of their products through cross selling. The three parties also expect the arrangement would enhance customer satisfaction and loyalty and generate operation and cost efficiencies.

The directors, including independent non-executive directors, of i-CABLE are of the opinion that the terms of the Agreement (including the Annual Caps) are on normal commercial terms with reference to the prevailing market conditions, are fair and reasonable and are in the commercial interests of the i-CABLE Group and its shareholders. The transaction is entered into in the ordinary course of business of HKC and iWL after due negotiations on an arm’s length basis with reference to the prevailing market conditions.

REGULATORY ASPECTS

Since i-CABLE is a 67%-owned subsidiary of Wharf, the transaction constitutes a continuing connected transaction for i-CABLE under the Listing Rules. As each of the Annual Caps is less than 2.5% of the applicable percentage ratios for i-CABLE, no independent shareholders’ approval is required for this continuing connected transaction.

If during the term of the Agreement, the aggregate annual service fees paid/payable or received/receivable by the i-CABLE Group to or from WTT in each financial year of i-CABLE exceed the relevant Annual Cap, or there is a material change to the terms of the Agreement, i-CABLE will take necessary steps to ensure compliance with the Listing Rules.

Particulars of the transaction will be disclosed in the annual reports and accounts of i-CABLE for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

As at the date of this announcement, the board of directors of i-CABLE comprises Mr. Stephen T. H. Ng, Mr. F. K. Hu, Mr. Quinn Y. K. Law, Mr. Victor C. W. Lo, Dr. Dennis T. L. Sun, Mr. Samuel S. F. Wong, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

By Order of the Directors

i-CABLE COMMUNICATIONS LIMITED

Wilson W. S. Chan

Company Secretary

Hong Kong, 7th April, 2005

“Please also refer to the published version of this announcement in The Standard and Hong Kong Economic Journal both dated 8th April, 2005.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ Samuel Wong
Name:	Samuel Wong
Title:	Chief Financial Officer

Dated: April 8, 2005